FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 17, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 17, 2007

By: Signed "James Sharpe"

James Sharpe

Interim Chief Financial Officer

NORSAT SECURES UNITED STATES DEPARTMENT OF DEFENSE
IDIQ CONTRACT

Company fills $500,000 in IDIQ task orders

Vancouver, British Columbia – December 17th, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today announced that its U.S. subsidiary Norsat International (America) Inc. was awarded a $750,000  Indefinite Delivery/ Indefinite Quantity (IDIQ) contract by the United States Department of Defense (DoD).  The contract establishes terms under which the DoD can purchase Norsat’s portable satellite terminals as well as associated support and maintenance through March 2008. The company has fulfilled $500,000 in task orders in association with the IDIQ to provide the U.S. Army with satellite terminals, maintenance and support services.

“Winning this contract is an important milestone for Norsat, as it is our first IDIQ where we are the sole product and service provider, rather than a member of a consortium,” said Dr. Amiee Chan, president and CEO Norsat International Inc.  “This serves as a testament to the technology leadership of our satellite terminals, and emphasizes our strengthening leadership position in the U.S. portable satellite terminal market. Establishing a contract vehicle makes it easier for customers to order products directly from Norsat, which has the effect of smoothing out our revenue throughout the year.  We will continue to pursue further IDIQ opportunities as they arise.”

An IDIQ contract does not require the Government to make any purchases above a specified minimum over the life of the contract. While under the terms of Norsat’s IDIQ contract with the DOD there is no minimum purchase requirement, Norsat has fulfilled and delivered 67% of the total contract value to date.

About Norsat International, (America) Inc.

Norsat International (America) Inc. is a subsidiary of Norsat International Inc. (TSX: NII; OTCBB: NSATF). The company designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the nine months ended September 30, 2007, and the Management Discussion and Analysis for the nine months ended September 30, 2007. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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